AVENUE FINANCIAL HOLDINGS

July 2, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avenue Financial Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-203998)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the offering described in the Preliminary Prospectus contained in the above-captioned Registration Statement, Avenue Financial Holdings, Inc. (the “Company”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement so that such Registration Statement will become effective at 5:00 p.m., eastern time, on Wednesday, July 8, 2015 or as soon thereafter as is practicable.

In making the foregoing request, we hereby acknowledge that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Avenue Financial Holdings, Inc.

By:	/s/ Kent Cleaver
Name	Kent Cleaver
Title:	President